Toro Ventures Inc.

2498 West 41st Ave, Suite 232

Vancouver, BC

Canada V6M 2A7

Phone: (604) 618-9110

December 20, 2005

Via Mail and Facsimile to 202-772-9369

Lesli L. Sheppard

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Toro Ventures Inc.

Amendment No. 4 to Registration Statement on Form SB-2

Filed December 6, 2005

File No. 333-127520

Dear Ms. Sheppard:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Toro Ventures Inc. directly at the numbers provided above.

General

  Please find our formatting revised as per the specifications set out in Form-SB-2.

  Selected Financial Data

  Please find our disclosure revised to include income statement and balance sheet information for the most recent audited period of April 11, 2005 to June 2005 as well as the quartered ended September 30, 2005.

  Statement of Operations

  Please find our heading amended to clearly state the period covered is the period of inception to June 30, 2005.

  Summary of Significant Accounting Policies - Foreign Currency Translation

  Please find our disclosure revised to indicate that foreign currencies are translated into U.S. Dollars.

  Summary of Significant Accounting Policies - Fair Value of Financial Instruments

  Please find our disclosure revised to remove any mention of receivables, advances receivables and property obligations payable.

  Financial Statements, as at September 30, 2005 and June 30, 2005

  Please find our filing amended to include an inception to date column in our period ended September 30, 2005 interim statement of operations and cash flow statement.
  Please find our balance sheets revised to remove the extra line item.